UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

          FORM 12b-25 Commission File Number 0-8630

                 NOTIFICATION OF LATE FILING

(CHECK ONE): [X] Form 10-K [] Form 20-F [] Form 11-K [] Form
                            10-Q
                        [] Form N-SAR

             For Period Ended: December 31, 1999
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             [ ] For the Transition Period Ended:

   READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                    PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


               PART I - REGISTRANT INFORMATION


AMRESCO, INC.
Full Name of Registrant



Former Name if Applicable


700 N. Pearl Street, Suite 1900, LB 342
Address of Principal Executive Office (Street and Number)


Dallas, TX 75201-7424
City, State and Zip Code


              PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                    PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company was in the process of renegotiating its Credit Agreement (the "Credit Agreement") with a syndicate of lenders led by Bank of America, N.A. The Company received official approval by Bank of America on March 30, 2000 at approximately 4:15 Central Standard Time that the Credit Agreement was amended and restated. The amended and restated Credit Agreement provides the Company with a revolving commitment of $75.0 million through May 31, 2000 and $55.0 million thereafter to maturity on August 15, 2000.

The Company immediately attempted to transmit its filing with the Commission in a timely manner; however, the Company was not able to receive confirmation on March 30, 2000 that the Company's transmission was successfully filed.

The Company received confirmation on March 31, 2000 that its filing of Form 10-K was received at approximately 8:29 a.m.
Eastern Standard Time.

                 PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Ron B. Kirkland (214) 953-7838

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities
Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s).

[X] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        AMRESCO, INC.
         Name of Registrant as Specified in Charter

                        AMRESCO, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized:


Date:  March 31, 2000              By:  /s/ Ron Kirkland
                                      Senior Vice President and
                                      Chief Accounting Officer